Exhibit (a)(38)
Dear Shareholders,
We are writing to thank you for your continued support of Converium and to provide further guidance about the ongoing hostile bid for the company by French reinsurer SCOR, which we continue to oppose. The main motivation for our opposition is that, by any measure, you stand to score more by sticking with Converium. Let us outline our reasoning to you:
Successful turnaround paving the way for future profitable growth
Converium’s rejuvenated management has proven its ability to deliver on its forecasts. The successful completion of our turnaround led to the all-important ratings upgrade from Standard & Poor’s to «A–». We now foresee a bright future built on improved underwriting, capital management, asset management and operations, bringing to bear our global presence, capital strength, extensive technical know-how and proven management.
SCOR wants a share of that good fortune but they bring little to the table.
Opportunistic SCOR offer not in the interest of Converium’s shareholders
Converium now proposes that CHF 2.50 be remitted to shareholders by reducing the par value of registered shares from CHF 5 to CHF 2.50. The pay-out is expected for mid-July 2007. This is in addition to the CHF 0.2 per share already proposed as a final dividend. We aim to remain flexible and to optimize our capital structure as and when we think it is in the interest of our shareholders rather than simply offering it to SCOR for delivery to their own shareholders. Capital management is, and will continue to be, one of our key value drivers going forward.
SCOR’s offer is based primarily their own shares, while the small cash component of the offer is to be paid from Converium’s balance sheet. This reveals the relative weakness of SCOR’s position and its lack of room for manoeuvre in terms of its financial flexibility. The structure of the offer also means that future risks loom large as SCOR’s shares could lose further value on additional integration risk.
Unprecedented nature of hostile bid presents significant risks
According to Standard & Poor’s statements, the hostile nature of the offer could lead to the possible loss of Converium’s “A-” rating should it succeed. Based on public information, the combined entity will barely meet the capital adequacy ratio for a Standard & Poor’s “A-” -rated company at the end of 2007. This implies that the combined entity will jeopardize its rating should severe natural catastrophic developments occur in the second half of 2007, whereas Converium, as a standalone entity, currently possesses material excess capital to insulate against this.
A hostile takeover bid is unprecedented in the reinsurance arena and presents considerable business and integration risks in terms of staff and customer retention. Our underwriters are the bedrock on which our business is based, and a hostile takeover, followed by a prolonged period of difficult integration, could see both SCOR and Converium lose key staff members with a significant negative impact on future prospects.

Up to USD 800 million of business at stake
Even more significantly, our customers are motivated by choice in a sector in which there are a limited number of reinsurance providers. A combination of SCOR and Converium reduces that choice and points to a certain loss of contracts given the overlap between our businesses. We estimate this loss of premium income at approximately USD 330 million.
In addition, Converium’s key joint ventures such as the participation in Global Aerospace Underwriting Managers Ltd. (GAUM) and the strategic alliance with the Medical Defence Union (MDU) are at stake should SCOR succeed with its hostile bid. These two relationships alone account for around USD 360 million in premium income. GAUM’s CEO, Tony Medniuk, comments: “Should this unsolicited offer be successful the other co-owners of the agency and members of the pool would have to seriously reassess Converium’s future participation in the pool. SCOR should not consider any part of GAUM’s business as automatically vesting to them.” This view is echoed by Mike Saunders, CEO of MDU: “If SCOR is successful in its hostile offer for Converium, the MDU will review the relationship in the light of its right to terminate the joint venture following a change of control.”
Add to this the expected exodus of our senior management, underwriters and other valuable specialists, amounting to a premium loss of more than USD 100 million, and we could lose in total up to USD 800 million of business.
Board and management advise to reject the hostile offer
We are united in our pursuit of value creation on behalf of shareholders, and would not rule out accepting future bids at fair value which make strategic sense for Converium’s stakeholders. But for now we are convinced that, with our capital strength, extensive technical know-how, global presence and proven management, we are well positioned to reach a sustainable 14% return on equity by 2009, creating more value than offered by SCOR’s bid.
We therefore recommend our shareholders to reject the hostile offer by the French reinsurer SCOR and stay with Converium. In doing so, you will be favouring certainty over considerable business, execution and integration risks and preserving value rather than throwing it away. With us you will score more!
Yours sincerely

The Board of Directors	The Global Executive Committee